SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Resolutions Passed at the Annual General Court

All of the resolutions proposed at the Annual General Court of the Bank held on 19 May 2010 were duly passed.

The Results of the voting on each resolution are as follows:

Resolution 1

To receive the report and accounts

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
1	464,587,793	99.9	458,090	0.10	44,194,773	465,045,883

Resolution 2

To receive and consider the Report on Directors' Remuneration

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
2	507,128,309	99.73	1,372,158	0.27	678,068	508,500,467

Resolution 3

(i)         To elect Pat Molloy as a Director

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
3(i)	657,018,852	99.23	5,097,422	0.77	635,968	662,116,274

(ii)        To re-elect the following Directors, by separate resolutions
(a)  Dennis Holt
(b)  Richie Boucher
(c)  Des Crowley
(d)  Denis Donovan
(e)  Paul Haran
(f)  Rose Hynes
(g)  Jerome Kennedy
(h)  Heather Ann McSharry
(i)   John O'Donovan
(j)   Patrick O'Sullivan

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
(a)	651,898,891	98.49	9,961,932	1.51	897,385	661,860,823
(b)	655,556,099	99.14	5,674,493	0.86	1,582,313	661,230,592
(c)	657,091,450	99.26	4,896,044	0.74	761,640	661,987,494
(d)	657,163,356	99.28	4,777,801	0.72	808,377	661,941,157
(e)	656,484,794	99.32	4,497,053	0.68	1,717,619	660,981,847
(f)	659,107,813	99.59	2,708,084	0.41	889,288	661,815,897
(g)	659,342,946	99.63	2,452,219	0.37	858,801	661,795,165
(h)	659,181,902	99.59	2,689,752	0.41	820,158	661,871,654
(i)	656,242,644	99.14	5,674,734	0.86	784,428	661,917,378
(j)	653,911,415	98.81	7,895,127	1.19	877,006	661,806,542

Resolution 4

To authorise the Directors to determine the remuneration of the auditors

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
4	505,078,951	99.33	3,429,791	0.67	627,093	508,508,742

Resolution 5

To determine the re-issue the price range for the treasury stock

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
5	504,045,824	99.11	4,512,705	0.89	587,995	508,558,529

Resolution 6

To maintain the existing authority to convene an EGM by 14 days notice

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHELD	VOTES TOTAL
6	493,450,478	97.03	15,082,210	2.97	628,438	508,532,688

The full text of each resolution was set out in the Governor's Letter to holders of Ordinary Stock and Notice of the Annual General Court which was posted to stockholders on 26 April 2010.

Copies of these resolutions have been forwarded to the Irish Stock Exchange and the UK Listing Authority at the following locations, where they can be obtained:

The Irish Stock Exchange, 28 Anglesea Street, Dublin 2 and Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

20 May 2010

For further Information contact:
Helen Nolan, Group Secretary
Tel:
+ 353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 20 May 2010